UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

PERMIAN RESOURCES CORPORATION
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

71424F 105
(CUSIP Number)

Matthew Pacey, P.C.
Kirkland & Ellis LLP
609 Main Street
Houston, Texas 77002
(713) 836-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l(e), §240.13d-l(f) or §240.13d-l(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of reporting person Pearl Energy Investments AIV, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 18,008,745
	9.	Sole dispositive power 0
	10.	Shared dispositive power 18,008,745
11.	Aggregate amount beneficially owned by each reporting person 18,008,745
12.	Check if the aggregate amount in Row (11) excludes certain shares		☐
13.	Percent of class represented by amount in Row (11) 2.3%
14.	Type of reporting person PN

1.	Name of reporting person Pearl Energy Investment GP, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 25,215,540
	9.	Sole dispositive power 0
	10.	Shared dispositive power 25,215,540
11.	Aggregate amount beneficially owned by each reporting person 25,215,540
12.	Check if the aggregate amount in Row (11) excludes certain shares		☐
13.	Percent of class represented by amount in Row (11) 3.2%
14.	Type of reporting person PN

1.	Name of reporting person Pearl Energy Investment UGP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 25,215,540
	9.	Sole dispositive power 0
	10.	Shared dispositive power 25,215,540
11.	Aggregate amount beneficially owned by each reporting person 25,215,540
12.	Check if the aggregate amount in Row (11) excludes certain shares		☐
13.	Percent of class represented by amount in Row (11) 3.2%
14.	Type of reporting person OO

1.	Name of reporting person Pearl Energy Investments II, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,094,353
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,094,353
11.	Aggregate amount beneficially owned by each reporting person 16,094,353
12.	Check if the aggregate amount in Row (11) excludes certain shares		☐
13.	Percent of class represented by amount in Row (11) 2.0%
14.	Type of reporting person PN

1.	Name of reporting person Pearl CIII Holdings, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,246,727
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,246,727
11.	Aggregate amount beneficially owned by each reporting person 7,246,727
12.	Check if the aggregate amount in Row (11) excludes certain shares		☐
13.	Percent of class represented by amount in Row (11) 0.9%
14.	Type of reporting person PN

1.	Name of reporting person Pearl Energy Investments II GP, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 23,341,080
	9.	Sole dispositive power 0
	10.	Shared dispositive power 23,341,080
11.	Aggregate amount beneficially owned by each reporting person 23,341,080
12.	Check if the aggregate amount in Row (11) excludes certain shares		☐
13.	Percent of class represented by amount in Row (11) 2.9%
14.	Type of reporting person PN

1.	Name of reporting person Pearl Energy Investment II UGP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 23,341,080
	9.	Sole dispositive power 0
	10.	Shared dispositive power 23,341,080
11.	Aggregate amount beneficially owned by each reporting person 23,341,080
12.	Check if the aggregate amount in Row (11) excludes certain shares		☐
13.	Percent of class represented by amount in Row (11) 2.9%
14.	Type of reporting person OO

1.	Name of reporting person William J. Quinn
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 48,556,620
	9.	Sole dispositive power 0
	10.	Shared dispositive power 48,556,620
11.	Aggregate amount beneficially owned by each reporting person 48,556,620
12.	Check if the aggregate amount in Row (11) excludes certain shares		☐
13.	Percent of class represented by amount in Row (11) 5.9%
14.	Type of reporting person IN

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed by the undersigned with the SEC on September 12, 2022 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on March 6, 2024 (“Amendment No. 1,” and together with the Original Schedule 13D, the “Schedule 13D”). Except as otherwise specified in this Amendment No. 2, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Schedule 13D in their entirety. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D. This Amendment No. 2 is being filed on behalf of the reporting persons identified on the cover pages of this Amendment No. 2.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended and restated in its entirety as set forth below:

(a) This statement on Schedule 13D (as amended by Amendment No. 2, this “Statement”) is being filed jointly by: (i) Pearl Energy Investments AIV, L.P., a Delaware limited partnership (“Pearl AIV”), (ii) Pearl Energy Investment GP, L.P., a Delaware limited partnership (“Pearl I GP, LP”), (iii) Pearl Energy Investment UGP, LLC, a Delaware limited liability company (“Pearl I UGP”), (iv) Pearl Energy Investments II, L.P., a Delaware limited partnership (“Pearl II”), (v) Pearl Energy Investment II GP, L.P., a Delaware limited partnership (“Pearl II GP, LP”), (vi) Pearl Energy Investment II UGP, LLC, a Delaware limited liability company (“Pearl II UGP”), (vii) Pearl CIII Holdings, L.P., a Delaware limited partnership (“Colgate Holdings”) and (viii) William J. Quinn, a U.S. citizen (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of May 16, 2024, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

(b)-(c) The address of the principal office of the Reporting Persons is 2100 McKinney Ave #1675, Dallas, TX 75201.

The principal business of the Reporting Persons is to either invest in securities or serve as a general partner or management company of an entity that invests in securities. Information regarding the principal occupation or employment of Mr. Quinn is included in, or incorporated by reference into, the Issuer’s Closing 8-K.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(j)       All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended to include the following after the final paragraph:

Exchange of Common Units, Disposition of Class C Common Stock and Sale of Class A Common Stock (May 2024)

On May 15, 2024, Pearl AIV exchanged 16,122,492 Opco Common Units, Pearl I GP, LP exchanged 1,125,338 Opco Common Units and Colgate Holdings exchanged 5,252,170 Opco Common Units (each together with the delivery for no consideration of an equal number of shares of Class C Common Stock) for an equal number of shares of Class A Common Stock. Also on May 15, 2024, Pearl AIV, Pearl I GP, LP and Colgate Holdings sold an aggregate amount of 22,500,000 shares of Class A Common Stock of the Issuer in an underwritten public offering (the “Offering”) at a price to the underwriters of $16.42 per share.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as set forth below:

(a)-(b) The information set forth on the cover pages is incorporated by reference into this Item 5.

Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment equal, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

18,008,745 Opco Common Units and corresponding shares of Class C Common Stock of the Issuer are held by Pearl AIV. 7,206,795 Opco Common Units and corresponding shares of Class C Common Stock of the Issuer are held directly by Pearl I GP, LP. Pearl AIV is controlled by Pearl I GP, LP. Pearl I GP, LP is controlled by Pearl I UGP. Pearl I UGP is controlled by Quinn. 16,094,353 Opco Common Units and corresponding shares of Class C Common Stock of the Issuer are held by Pearl II. Pearl II is controlled by Pearl II GP, LP. Pearl II GP, LP is controlled by Pearl II UGP. Pearl II UGP is controlled by Quinn. 7,246,727 Opco Common Units and corresponding shares of Class C Common Stock of the Issuer are held by Colgate Holdings. Colgate Holdings is controlled by Pearl II GP, LP. Pearl II GP, LP is controlled by Pearl II UGP. Pearl II UGP is controlled by Quinn. The respective controlling entities of the Reporting Persons may be deemed to beneficially own all of the Opco Common Units and the corresponding shares of Class C Common Stock of the Issuer held by such Reporting Persons.

The percentage of shares of Class A Common Stock reported to be beneficially owned by the Reporting Persons in this paragraph and elsewhere in this Statement is based on 769,949,894 shares of Class A Common Stock outstanding as of April 30, 2024, as reported in the Issuer’s Form 10-Q, and is determined in accordance with the rules of the SEC (which assumes the exchange of all Opco Common Units held by a Reporting Person into shares of Class A Common Stock for such Reporting Person only).

The information set forth or incorporated by reference in Item 6 of the Schedule 13D is incorporated by reference in this Item 5.

(c)        Except in connection with the Offering, none of the Reporting Persons has effected any transaction related to the Class A Common Stock during the past 60 days.

(d)        Except as otherwise described in this Statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e)        Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of May 16, 2024, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2024

PEARL ENERGY INVESTMENTS AIV, L.P.

By: Pearl Energy Investment GP, L.P.,
its general partner

By: Pearl Energy Investment UGP, LLC,
its general partner

By:	/s/ William J. Quinn
Name:	William J. Quinn
Title:	Authorized Person

PEARL ENERGY INVESTMENT GP, L.P.

By: Pearl Energy Investment UGP, LLC
its general partner

By:	/s/ William J. Quinn
Name:	William J. Quinn
Title:	Authorized Person

PEARL ENERGY INVESTMENT UGP, LLC

By:	/s/ William J. Quinn
Name:	William J. Quinn
Title:	Authorized Person

PEARL ENERGY INVESTMENTS II, L.P.

By: Pearl Energy Investment II GP, L.P.,
its general partner

By: Pearl Energy Investment II UGP, LLC,
its general partner

By:	/s/ William J. Quinn
Name:	William J. Quinn
Title:	Authorized Person

PEARL CIII HOLDINGS, L.P.

By: Pearl Energy Investment II GP, L.P.,
its general partner

By: Pearl Energy Investment II UGP, LLC,
its general partner

By:	/s/ William J. Quinn
Name:	William J. Quinn
Title:	Authorized Person

PEARL ENERGY INVESTMENT II GP, L.P.

By: Pearl Energy Investment II UGP, LLC
its general partner

By:	/s/ William J. Quinn
Name:	William J. Quinn
Title:	Authorized Person

PEARL ENERGY INVESTMENT II UGP, LLC

By:	/s/ William J. Quinn
Name:	William J. Quinn
Title:	Authorized Person

WILLIAM J. QUINN

By:	/s/ William J. Quinn
Name:	William J. Quinn